UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 10, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Receives NASDAQ Notification of Non-Compliance with the Minimum $2.5 Million Stockholders' Equity Requirement".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Receives NASDAQ Notification of Non-Compliance with the Minimum $2.5 Million
Stockholders' Equity Requirement

Tirat Carmel, Israel – May 9, 2012 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the "Company"), announced today that it received a letter from The NASDAQ Stock Market LLC ("NASDAQ") on May 7, 2012, indicating that based on the Company's stockholders' equity of US$1,137,000, as reported in the Company's Annual Report on Form 20-F for the year ended December 31, 2011, the Company is no longer in compliance with the US$2.5 million minimum stockholders' equity requirement for continued listing on the NASDAQ Capital Market under Listing Rule 5550(b)(1).

According to the letter, the Company now has a period of 45 calendar days from the date of the letter, or until June 21, 2012, to submit a plan to regain compliance. If NASDAQ accepts the Company's plan, of which there can be no assurance, NASDAQ may grant the Company an extension of up to 180 days from the date of the letter, to achieve and sustain compliance. As a result of the public offering conducted in Israel in January 2012, the Company is currently anticipating that its stockholders' equity as of March 31, 2012 shall be higher than US$2.5 million.

About D. Medical

D. Medical is a medical device company that holds through its subsidiaries a portfolio of products and intellectual property in the area of insulin and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) relating, among others, to the Company's ability to regain compliance with the applicable Nasdaq Listing Rules and its expected shareholders' equity as of March 31, 2012. The forward-looking statements involve risks and uncertainties, and are based on D. Medical's current expectations and beliefs. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
Kilmer Lucas Inc.
T: 212-618-6347
stephen@kilmerlucas.com